[Northern Lights Distributors, LLC Letterhead]

December 14, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4644

Re:

Form N-1A Registration Statement for AmericaFirst Quantitative Funds (the “Trust”); (File Nos. 333- 179594 & 811- 22669)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as the principal underwriter of the Trust, Northern Lights Distributors, LLC, respectfully requests that Pre-Effective Amendment No. 4 to the above referenced Registration Statement, which was filed via EDGAR on November 20, 2012, be accelerated and declared effective on December 14, 2012 or as soon thereafter as is reasonably practicable.

Northern Lights Distributors, LLC

By:

/s/ Brian Nielsen

Brian Nielsen, President